[GAP INC. LOGO]

July 29, 2010

Via EDGAR & Federal Express

John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: The Gap, Inc. File No. 001-07562

Form 10-K for the Fiscal Year Ended January 30, 2010

Definitive Proxy Statement on Schedule 14A, filed April 6, 2010

Dear Mr. Reynolds:

Thank you for your letter dated June 30, 2010, which was addressed to our Chairman and Chief Executive Officer, Glenn Murphy. As Vice President and Deputy General Counsel of The Gap, Inc. (the Company), I am responding to your letter. We have repeated your comments below and have responded to them with the actions we propose to take in our future filings.

Form 10-K for Fiscal Year Ended January 30, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

Classification of Expenses, page 42

1. We note your response to our prior comment one which asserts that the quantitative disclosure of merchandise handling and receiving expenses and distribution center general and administrative expenses would not enhance investors' understanding of your results of operations. However, we continue to believe that the quantification of these expenses would be useful to investors, especially considering your disclosure that your cost of goods sold and operating expenses may not be comparable to other apparel retail companies. Additionally, please note that standard setters have required disclosure in various situations in which they permit the classification of expenses to be an accounting policy decision. Please provide us with the amount of distribution costs classified in operating expenses for each period and confirm that you will disclose the amount incurred for these types of expenses in future filings.

Our Response

In future annual filings we plan to include disclosure similar to the following:

The classification of expenses varies across the apparel retail industry. Accordingly, our cost of goods sold and occupancy expenses and operating expenses may not be comparable to those of other companies. Merchandise handling and receiving expenses and distribution center general and administrative expenses recorded in operating expenses were $237 million, $253 million, and $267 million in fiscal 2009, 2008, and 2007, respectively.

Item 15. Exhibits, Financial Statement Schedules

2. We partially reissue comment three from our letter dated May 11, 2010. The fact that Exhibits 10.3, 10.5, 10.13, 10.14, 10.15 and 10.16 have terminated and are no longer in effect is not relevant. The agreements, when filed as material contracts, should have been filed in their entirety pursuant to Item 601 of Regulation S-K. Please file these exhibits in their entirety with your next periodic report.

Our Response

With respect to Exhibits 10.3 and 10.5, the 3-Year LC Agreements, dated May 6, 2005, with Bank of America and JPMorgan Chase Bank, respectively, we acknowledge the Staff's comments and will re-file these exhibits in their entirety as Exhibits 10.1 and 10.2 to our quarterly report on Form 10-Q for the fiscal quarter ending July 31, 2010.

With respect to Exhibits 10.13, 10.14, 10.15, and 10.16, the 365-Day LC Agreements, dated May 6, 2005, with Bank of America, JPMorgan Chase Bank, HSBC Bank USA, National Association, and Citibank, N.A., respectively, we acknowledge the Staff's comment and will re-file these exhibits in their entirety as Exhibits 10.3, 10.4, 10.5, and 10.6 to our quarterly report on Form 10-Q for the fiscal quarter ending July 31, 2010.

3. We note that section 2.16 of both Exhibit 10.2 and Exhibit 10.3 to your Form 10-Q filed June 8, 2010 refers to "Exhibit D", which does not appear to have been filed. Please file these exhibits in their entirety with your next periodic report.

Our Response

We advise the Staff that the reference to "Exhibit D" in section 2.16 of each of the 3-Year LC Agreements referenced in the Staff's comment was an error. No such exhibit actually existed at the time the agreements were entered into in May 2005. The fact that there was no "Exhibit C" to either of these agreements, and the fact that the reference to "Exhibit D" precedes the references to Exhibits A-1, A-2 and B within the agreements further illustrates this fact.

We further advise the Staff that the same explanation applies to the reference to "Exhibit D" in section 2.16 in Exhibits 10.3 and 10.5, the 3-Year LC Agreements, dated May 6, 2005, with Bank of America and JPMorgan Chase Bank, respectively, to be filed in response to Comment 2 above.

Furthermore, we advise the Staff that the same explanation applies to the reference to "Exhibit D" in section 2.17 in Exhibits 10.13, 10.14, 10.15, and 10.16, the 365-Day LC Agreements, dated May 6, 2005, with Bank of America, JPMorgan Chase Bank, HSBC Bank USA, National Association, and Citibank, N.A., respectively, to be filed in response to Comment 2 above.

Definitive Proxy Statement on Schedule 14A filed April 6, 2010

Executive Compensation and Related Information, page 27

4. We reissue comment five from our letter dated May 19, 2010. We note that 25% of your bonus compensation was based upon individual objectives for most of your NEOs. In future filings, please disclose the individual objectives considered for each of the NEOs. Please provide draft disclosure in your response letter.

Our Response

The Commission's rules relating to the CD&A require disclosure of only the "material" elements and policies underlying a company's compensation program. The preamble to Item 402(b) of Regulation S-K states "[t]he discussion shall explain all material elements of the registrant's compensation of the named executive officers." Similarly, Instructions 1 and 3 to Item 402(b) of Regulation S-K both provide that the CD&A should focus on the material information and principles necessary to an understanding of a company's compensation policies and decisions regarding the compensation paid to the named executive officers (NEOs). However, we understand and agree with a principles-based disclosure system with a view towards complete and transparent executive compensation disclosure, provided the disclosure is helpful to our shareholders' overall understanding of our executive compensation programs.

As we noted in our response to the Staff's May 19, 2010 comment letter, the Individual Objectives Component as a whole is a small percentage of overall compensation. The overall compensation of our NEOs consists of a number of components, including base salary, an annual cash incentive bonus, a variety of long-term equity based incentives, and a number of perquisites and other benefits. As a result, while 25% of the annual cash incentive bonus for most of our NEOs was based upon individual objectives, the Individual Objective Component was a much smaller percentage of overall compensation. Furthermore, any one individual objective was clearly immaterial. Additional details regarding the considerations that make up the Individual Objectives Component should help illustrate this fact. The considerations generally consist of:

  A number of goals that are set for each business unit or function at the beginning of each year and which also apply to the executive. For 2009, each business unit or function had over 30 goals. These goals consisted of initiatives centered on five key themes: (1) People, which included succession planning and employee engagement, (2) Product, which included pipeline speed and pricing, (3) Stores, which included traffic and new store models, (4) Leveraged Growth, which included global and online opportunities, and (5) Productivity and Cost Containment, which included Company-wide commitments to reduce costs and improve productivity. In each case, there were additional specific subcategories of goals.
  A number of individual goals which were communicated to each senior executive by our Chief Executive Officer (CEO) at the beginning of each year. These may be operational goals similar to those set for the particular business unit or function as a whole, but may also consist of sensitive and confidential goals related to personal development or other personnel matters.
  The CEO's subjective judgment regarding how the executive handled other initiatives and challenges that came up during the course of the year.

At the end of the year, our CEO uses this information in a variety of ways to judge each executive's personal performance and determine the extent to which the executive has satisfied his or her overall individual objectives. In this regard, while certain of the objectives may have quantitative components, there is no formulaic link between the extent to which a particular objective has been satisfied and the ultimate payout that an executive receives. The CEO may consider some of the goals more heavily than others.

Once the CEO has completed his assessment, he makes a recommendation regarding the payout amount to the Board's Compensation and Management Development Committee for approval. The Committee typically accepts the CEO's recommendation based on the CEO's overall determination of each executive's personal performance. The Committee typically does not specifically review or judge whether or not the executives have satisfied any of their specific individual goals.

As described above, there are literally dozens of considerations that our CEO may use to determine the extent to which an executive has satisfied his or her overall individual objectives. Some of them are subjective, some of them may be weighed more heavily than others, and some of them may be re-evaluated in light of the broader business environment or other factors. The Company does not believe it is required or helpful to disclose a list of each of these considerations for each NEO because none of them are material to the executive's overall compensation. In fact, we believe that more detailed disclosure for each NEO on this small component of their overall compensation would place undue emphasis (in both length and depth of disclosure) on this part of their compensation and could be confusing and misleading to shareholders. In addition, as noted above, certain of the considerations may contain information regarding sensitive and confidential personnel matters that are not appropriate for disclosure.

However, in an attempt to further clarify our CD&A disclosure with respect to the Individual Objectives Component, we propose revising our disclosure as set forth below. Note that this sample revised disclosure is based on our 2009 individual objectives and would be updated in our 2011 Proxy Statement based on our 2010 individual objectives and any further changes that our Compensation and Management Development Committee makes to the Individual Objectives Component of our compensation program:

Individual Objectives Component

Executives other than the CEO were eligible to receive bonuses based on individual and organizational objectives. At the beginning of the year, a set of over 30 objectives were established for each executive's business unit or function(s). For fiscal 2009, these objectives consisted of initiatives centered on five key themes: (1) People, which included succession planning and employee engagement, (2) Product, which included pipeline speed and pricing, (3) Stores, which included traffic and new store models, (4) Leveraged Growth, which included global and online opportunities, and (5) Productivity and Cost Containment, which included Company-wide commitments to reduce costs and improve productivity. In each case, there were additional specific subcategories of goals.

In addition to the organizational objectives listed above, each executive also had individual objectives specific to his or her role.

The extent to which these objectives were met, partially met, or exceeded was assessed qualitatively by the CEO at the end of the fiscal year. In this regard, while certain of the objectives had quantitative components, there was no formulaic link between the extent to which a particular objective was satisfied and the ultimate payout that an executive received. The CEO had the discretion to take only some of the goals into account, and could consider some of them more heavily than others. In addition, in judging each executive's individual performance, the CEO took into account any additional initiatives and challenges that the executive faced over the course of the year. Payout amounts were then recommended to the Committee for consideration and approval.

Please contact me directly at (415) 427-2139 if you have any questions. You may also reach me via fax at (415) 427-7475.

Sincerely,

/s/ Thomas J. Lima

Thomas J. Lima

Vice President and Deputy General Counsel

cc: Damon Colbert